Exhibit (a)(5)(C)
FOR IMMEDIATE RELEASE

MEDIA CONTACT:	INVESTOR CONTACT:
Steve Forsyth	Janice Kuntz
(770) 632-8322	(404) 352-2841
WORLD AIR HOLDINGS ANNOUNCES FINAL RESULTS
OF TENDER OFFER
PEACHTREE CITY, Ga. (Oct. 12, 2006) – World Air Holdings, Inc. (OTC:WLDA.PK) today announced the final results of its modified “Dutch Auction” tender offer, which expired at 12:00 midnight Eastern time on Friday, Oct. 6, 2006.
     Based upon the final tabulation by the depositary for the tender offer, 4,805,859 shares of common stock were properly tendered and not withdrawn, and 2,846,617 of such shares were tendered at or below a purchase price of $9.20 per share. World Air Holdings has accepted for purchase 2,222,222 shares of its common stock at a price of $9.20 per share. These shares represent approximately 9 percent of the shares outstanding as of Sept.1, 2006. The depositary has advised World Air Holdings that the final proration factor was approximately 78 percent. Any “odd lot” shares of common stock properly tendered at or below a purchase price of $9.20 per share and not withdrawn were not subject to proration.
     The depositary will promptly pay for the shares accepted for purchase and will return all other shares tendered and not accepted for purchase. With completion of the tender offer, World Air Holdings will have approximately 22 million shares of common stock outstanding.
     The dealer manager for the tender offer is Scott & Stringfellow, Inc. and the depositary for the tender offer is Continental Stock Transfer & Trust Company, which also acts as transfer agent for the common stock of the company.
     World Air Holdings has three wholly owned subsidiaries, World Airways, Inc., North American Airlines, Inc., and World Risk Solutions, Ltd. World Airways is a charter passenger and cargo airline founded in 1948, North American is a charter and scheduled passenger airline founded in 1989, and World Risk Solutions is an insurance subsidiary established in 2004. For additional information, visit www.worldairholdings.com.
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